Exhibit (4)(h)

CERTIFICATE OF TRUST OF

S&T CAPITAL TRUST I

THIS CERTIFICATE OF TRUST of S&T Capital Trust I (the “Trust”) is being duly executed and filed by Deutsche Bank Trust Company Delaware, a Delaware banking corporation, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. Section 3801 et seq.).

1. Name. The name of the statutory trust formed hereby is “S&T Capital Trust I”.

2. Delaware Trustee. The name and address of the trustee of the Trust in the State of Delaware are Deutsche Bank Trust Company Delaware, 1011 Centre Road, Suite 200 Wilmington, Delaware 19805.

3. Effective Date. This Certificate of Trust shall be effective on August 6, 2003.

IN WITNESS WHEREOF, the undersigned, being the sole trustee of the Trust, has executed this Certificate of Trust.

Deutsche Bank Trust Company Delaware, not in its individual capacity, but solely as trustee

By:	/s/ Donna Mitchell
Name:	Donna Mitchell
Title:	Vice President